BIMERGEN ENERGY CORPORATION

895 Dove Street, Suite 300

Newport Beach, CA 92660

January 26, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bimergen Energy Corporation
Registration Statement on Form S-1
Filed July 3, 2024, as amended
File No. 333-280668

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Thursday, January 29, 2026

Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bimergen Energy Corporation (the “Company”), hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 (File Number 333-280668), as amended so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, January 29, 2026, or as soon as practicable thereafter.

Please contact our counsel, Peter Campitiello, Esq. of Lucosky Brookman LLP at (646) 242-7536 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Campitiello by telephone when this request for acceleration has been granted

Very truly yours,

/s/ Robert J. Brilon
Robert J. Brilon
Chief Financial Officer